Exhibit 99.13

GRANDE WEST TRANSPORTATION GROUP INC.

Management Discussion and Analysis

For the year ended December 31, 2019

Introduction

This Management Discussion and Analysis (“MD&A”) relates to the financial condition and results of the operations of Grande West Transportation Group Inc. (“Grande West” or the “Company”) together with its subsidiaries and is supplemental to, and should be read in conjunction with, Grande West’s audited consolidated financial statements for the year ended December 31, 2019 (including notes) (the “financial statements”). Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Grande West’s public disclosure statements are available on SEDAR at www.sedar.com. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All figures are expressed in Canadian dollars except where otherwise indicated. This MD&A has been prepared as of April 28, 2020.

Cautionary Statement on Forward-Looking Information

This document includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical fact, included herein, without limitation, statements relating to the future operating or financial performance of Grande West, are forward-looking statements. Forward looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved.

These forward-looking statements may include statements regarding the perceived merit of the product offered by Grande West; sales estimates; manufacturing capabilities; capital expenditures; timelines; strategic plans; market prices for parts and material; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

Important factors that could cause actual results to differ materially from Grande West’s expectations include the uncertainties involving the need for additional financing to market Grande West’s products and provide after-sales maintenance and support services to Grande West’s customers; access to adequate services and supplies to operate Grande West’s business; availability of financing in the debt and capital markets; the need to obtain governmental approvals; unexpected cost increases, which could include increases in estimated capital and operating costs; fluctuations in price of materials used in the manufacture of our products and currency exchange rates; availability of a qualified work force; customers’ reliance on funding from various levels of government to purchase our products; fuel shortages and fuel prices; competitors’ ability to develop competing products; our ultimate ability to develop, manufacture and sell Grande West’s products on economically favorable terms; and other risk and uncertainties disclosed in Grande West’s reports and documents filed with applicable securities regulatory authorities from time to time. Grande West’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. Grande West assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

About Grande West

Grande West Transportation is a Canadian company that designs and engineers mid-size multi-purpose transit vehicles for public and commercial enterprises. Grande West utilizes world class manufacturing partners to produce the Purpose-Built Vicinity bus available in clean diesel, gas and CNG drive systems. An electric propulsion drive system is currently under development.

The Company has been successful in supplying Canadian municipal transportation agencies and private operators with new buses. Grande West is compliant to Buy America certification, and along with Alliance Bus Group (“ABG”), its exclusive US distributor, they are actively pursuing opportunities in public and private transit fleet operations that would benefit from Grande West’s vehicles.

Grande West trades on the TSX Venture exchange under the symbol BUS and the US OTC Pink Sheets symbol GWTNF.

Fourth Quarter and Yearly 2019 Highlights

●	Bus, aftermarket parts and other revenue for the three months ended December 31, 2019 of $5,430,520 compared to $8,511,617 for the three months ended December 31, 2018
●	Net loss for the three months ended December 31, 2019 of $1,759,313 compared to net loss of $1,154,588 for the three months ended December 31, 2018
●	Adjusted EBITDA loss for the three months ended December 31, 2019 of $828,146 compared to an adjusted EBITDA of $26,927 for the three months ended December 31, 2018 (see “Non-GAAP Measures”)
●	Deliveries of 10 Vicinity buses for the three months ended December 31, 2019 compared to 19 for the three months ended December 31, 2018
●	Bus, aftermarket parts and other revenue of $24,648,170 for the year ended December 31, 2019 compared to $70,076,720 for the year ended December 31, 2018
●	Adjusted EBITDA loss of $2,400,268 for the year ended December 31, 2019 compared to an adjusted EBITDA of $5,224,549 for the year ended December 31, 2018 (see “Non-GAAP Measures”) • Net loss of $4,985,409 for the year ended December 31, 2019 compared to a net income of $948,951 for the year ended December 31, 2018
●	Deliveries of 45 Vicinity buses for the year ended December 31, 2019 compared to 180 buses delivered for the year ended December 31, 2018

The Company reports results for the three months ended December 31, 2019 of 10 Vicinity buses delivered, revenue of $5,430,520, net loss of $1,759,313 and gross margin of $697,518, which was 13% of revenue. Results for the fourth quarter of 2018 were 19 buses delivered, revenue of $8,511,617, net loss of $1,154,588 and gross margin of $2,116,977, which was 25% of revenue.

The Company reports results for the year ended December 31, 2019 of 45 Vicinity buses delivered, revenue of $24,648,170, net loss of $4,985,409 and gross margin of $4,337,976. Results for the year ended December 31, 2018 were 180 buses delivered, revenue of $70,076,720, net income of $948,951 and gross margin of $11,924,317. Gross margin for the year ended December 31, 2019 was 18% of revenue compared to 17% in 2018.

Business Overview

Corporate Update

Grande West has delivered over 450 buses in the Canadian and U.S. markets. The Company is the market leader in the mid-size bus category in Canada where it sells its Vicinity branded buses.

William Trainer, Grande West President and CEO, stated, “As previously reported, our focus for 2019 and 2020 is on product line expansion and growing our backlog. With the existing and forecasted orders for 2020, Grande West is expecting improved results for the 2020 fiscal year. Even after taking into consideration the negative effects of the current COVID-19 pandemic on our delivery schedule, the Company is still planning on delivering over 150 buses during 2020. The results for 2019 reflect the overall temporary softening of the market being realized in Canada for our industry but are well below our expectations. Although certain deliveries that were scheduled for 2019 have been delayed, they are still within expected timelines for delivery. Moving production of Buy America compliant buses to the U.S. has also taken longer than anticipated but we are pleased with the progress and quality on our first Buy America compliant buses. We are clearly disappointed with the 2019 results but are starting to see an improved sales pipeline and increased orderbook for 2020 as a result of a change in management and renewed focus on sales efforts. We are also fast tracking both our smaller crossover bus model and our electric propulsion system for our Vicinity buses. We are excited for our first crossover bus, the Vicinity LT, to be available for delivery in 2020. The Company is gaining significant momentum and the outlook for Grande West growth remains very positive.”

Recent Developments

In May of 2019, the Company announced it had entered into a vehicle assembly agreement with Spartan Specialty Chassis and Vehicles, a business unit of Spartan Motors Inc. (NASDAQ: SPAR), the North American Leader in specialty vehicle manufacturing and assembly for the commercial and retail vehicle industries, as well as for the emergency response and recreational vehicle markets.

Under the terms of the agreement, Spartan will manufacture Grande West’s Vicinity model buses, which will continue to satisfy the Federal Transit Administration’s (FTA) Buy America requirements and reduce potential tariff exposures. The Grande West Vicinity bus achieved best-in-class results from the FTA Model Bus Testing Program in Altoona, Pennsylvania, which measures structural durability and integrity, reliability, performance, maintainability, safety, noise, and fuel economy.

In August of 2019, the Company announced that William Trainer will assume the role, duties and responsibilities of CEO. Mr. Trainer founded the Company in 2008 and held the role of President and CEO through the development and initial high growth stages of the Company. Mr. Trainer had stepped down from the CEO position in February 2018 for personal reasons.

In February of 2020, the Company announced that it received a new contract from its exclusive US distributor, Atlanta-based Alliance Bus Group (“ABG”) for new bus orders with a value of approximately $40M CAD. Grande West expects to record revenue and deliver the Purpose-Built Vicinity Buses within the 2020 calendar year. The new buses will replace an old fleet currently operating throughout multiple locations in the USA with a world-class business and bus operator.

COVID-19 Update

In response to the COVID-19 pandemic and global market volatility, the Company has activated robust business continuity plans to minimize disruptions to business and to adapt to evolving market conditions. The Company’s top priority is the health and safety of its staff, customers, and the communities in which it operates. Grande West has taken appropriate precautions in this regard and has continued to deliver parts and services to meet its customers’ needs. The Company is following the advice of health authorities in each jurisdiction where it operates. Grande West has implemented social distancing, team separation, and extensive work-from-home initiatives, as well as eliminated all non-essential travel.

Management is monitoring the situation very closely and is evaluating the impact the virus will have on the Company’s delivery schedule, but at this time Grande West is still on track to deliver a minimum of 150 buses in 2020. Some expected 2020 sales to private operators have been delayed as a result of the pandemic. The Company’s manufacturing partner overseas is still operating and currently producing to meet the Company’s needs. Our U.S. manufacturing partner has currently temporarily idled operations. This will slow down Buy America production deliveries until the facility is back online. Although deliveries out of the U.S. may be delayed, the purchase orders are firm and are still expected to be delivered in 2020.

Our supply chain is currently able to provide us with the necessary components for production and aftermarket part sales but there is a risk of potential disruptions. Our aftermarket parts division will continue operating and servicing all our customers.

Grande West has built and delivered five Buy America Vicinity buses in the U.S. and has another 13 Vicinity buses currently scheduled for 2020 deliveries.

The Company remains well-positioned to serve its customers. As conditions evolve, Grande West will adjust plans to align with business continuity protocols and ensure employee, customer, and community health and safety are the highest priority. Credit lines remain active, allowing the Company access to capital, however Grande West recognizes that the effects of the COVID-19 pandemic and government or customer reactions could ultimately be materially disruptive.

Grande West is taking significant actions to control where it can, particularly surrounding costs and capital investments. The Company has started reductions with senior management, where salaries were reduced effective April 01, 2020. The Company has also implemented strict cost containment measures throughout the organization, including freezing recruiting activities and minimizing all discretionary costs. Grande West is taking proactive measures to actively control working capital and retain cash throughout the COVID-19 crisis.

William Trainer, President and CEO of Grande West stated, “We continue to monitor the COVID-19 situation closely and we are responding swiftly and effectively to protect the interests of our stakeholders. I am confident that our skilled and loyal workforce, the diversification and strength of our business model, and our strong partner relationship will position us well to navigate the current environment.”

Outlook

Management expects to maintain its strong market segment leadership position in Canada and continue to make progress in the U.S. with private operators and public transit agencies. The external pressures to “right size” vehicles for its application and ridership levels along with the availability of funding in Canada and the U.S. create an ideal environment for Grande West to prosper. Once we are through the current COVID-19 pandemic, the outlook for Grande West, including significant growth in the U.S., remains very positive.

During 2017 and 2018, the Company achieved record revenues. We experienced a decline in the backlog during 2018 mainly due to lower order intake, which has impacted 2019 results. Bid activity during 2019 has been higher than in 2018, which will translate into higher 2020 sales. We are maintaining our strong leadership position in our market segment in Canada and we continue to make progress in the U.S. market. Subsequent to year end we have completed and delivered five of our first Buy America orders and others are just completing production. We have received further Buy America orders for deliveries starting in 2020.

Funding for transit in the U.S. and Canada is high and it is expected to remain high.

In the U.S. the Consolidated Appropriations Act was recently passed and continues historic funding levels with more than $16 billion for public transportation and intercity passenger rail. This legislation includes $13.4 billion for public transportation and $2.6 billion for intercity passenger rail grants and is $1.2 billion more than the previous FY 2019 FAST Act authorization levels.

In Canada in 2017, the federal government allocated $21.1 billion over 11 years to transit construction, expansion and rehabilitation. With the re-elected Liberal government, we are now seeing funding being released.

Part of our strategic plan is to expand our product line by adding a 100% zero emission electric propulsion system to our existing Vicinity bus models and adding the Vicinity LT bus model to our product lineup. The Vicinity electric bus will place Grande West in an excellent position to capture market share as the demand for zero emissions buses grows. Our smaller LT bus model will provide Grande West access to the high end cutaway bus market segment. Municipalities of all sizes across Canada and the U.S. along with private operators in multiple sectors are looking for a more robust low floor accessible bus to replace their cutaways.

Aftermarket parts sales are expected to continue to increase as Vicinity bus fleets get older and new vehicles are placed into service.

Tariffs and Surtaxes

Management continues to closely monitor negotiations and ongoing global trade discussions which may influence the Company. We are implementing purchasing, shipping and assembly modifications to best adapt to the current trade environment and strengthening our U.S.-based operations and component sourcing.

Management currently expects an immaterial impact for 2020 for any market increases for our current deliverables. Any future component cost increases should be substantially recoverable through new RFPs or through producer price index (PPI) mechanisms in multiyear contracts.

Non-GAAP Financial Measures

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Non-GAAP financial measure - Adjusted EBITDA

Management believes that Adjusted EBITDA is an important measure in evaluating the historical operating performance of the Company. However, Adjusted EBITDA is not a recognized earnings measure under IFRS and does not have a standardized meaning prescribed by IFRS. Accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Readers of this MD&A are cautioned that Adjusted EBITDA should not be construed as an alternative to net earnings or loss determined in accordance with IFRS as indicators of the Company’s performance, or cash flows from operating activities determined in accordance with IFRS as a measure of liquidity and cash flow. The Company defines and has computed EBITDA as earnings before interest, income taxes, depreciation and amortization, foreign exchange gains or losses, non-operating income and expenses, and share based compensation.

The following table reconciles net earnings or losses to Adjusted EBITDA based on the consolidated financial statements of the Company for the periods indicated.

	3 months ended	3 months ended	Year ended	Year ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
(unaudited)	$	$	$	$

Net Comprehensive loss	(1,759,313)	(1,154,588)	(4,985,409)	948,951
Add back
Stock based compensation	220,777	429,837	640,258	1,592,310
Interest	164,630	214,489	701,379	1,114,721
Foreign exchange (gain) loss	119,654	233,447	54,757	835,585

Loss on disposal	116,238	—	116,238	—
Income tax expense	58,781	—	58,781	—
Amortization	251,087	303,742	1,013,728	732,892

Adjusted EBITDA	(828,146)	26,927	(2,400,268)	5,224,549

Non-GAAP financial measure – working capital

Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

Non-GAAP financial measure – gross margin

Gross margin is a non-GAAP measure calculated as the difference between revenue and cost of sales. Gross margin expressed as a percentage is calculated as the difference between revenue and cost of sales, divided by revenue.

Summary of Quarterly Results

The following selected financial information is derived from financial statements of the Company. The information has been prepared by management in accordance with IFRS and is stated in Canadian dollars.

	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
(unaudited)	$	$	$	$	$	$	$	$
Revenue	5,430,520	1,605,755	11,878,861	5,733,034	8,511,617	13,830,598	25,294,294	22,440,211
Gross margin	697,518	(41,582)	2,341,956	1,340,084	2,116,977	1,930,360	4,856,009	3,020,971
Net (loss) income	(1,759,313)	(2,111,189)	(434,507)	(680,400)	(1,154,588)	(308,120)	1,991,450	420,209
Basic and diluted earnings (loss) per share	(0.02)	(0.03)	(0.01)	(0.01)	(0.02)	(0.00)	0.03	0.01
Cash and cash equivalents	757,261	520,822	4,420,834	247,880	2,732,437	4,871,267	7,051,768	4,929,477
Working capital	12,209,177	14,045,977	16,372,602	16,432,294	16,921,864	17,379,191	17,167,211	16,300,200
Total assets	36,904,461	32,076,233	35,642,905	39,171,081	40,445,904	38,391,048	46,596,320	56,154,087
Non-current financial liabilities	1,633,700	2,567,231	2,669,504	2,684,733	2,404,022	2,788,147	2,827,158	2,795,709

Variability of revenues, gross margin, and net income (loss) over the past 8 quarters is mainly driven by the timing of delivery of buses.

Three Months Ended December 31, 2019 Earnings Review

	3 months ended	3 months ended
	December 31, 2019	December 31, 2018
(unaudited)	$	$

Revenue	5,430,520	8,511,617

Gross margin	697,518	2,116,977

Net (loss) income	(1,759,313)	(1,154,588)

Basic and diluted earnings per share	(0.02)	(0.02)

Revenue

Revenue for the three months ended December 31, 2019 was $5,430,646 compared to $8,511,617 for the three months ended December 31, 2018, representing a 36% decrease. This represented 10 deliveries versus 19 deliveries in the previous period. The decrease in revenue for 2019 is representative of lower bid activity for buses during 2018. Certain deliveries that were scheduled for the fourth quarter of 2019 have been delayed but are still within our customers expected timelines for delivery.

Gross Margin

Gross margin for bus sales and other revenue for the three months ended December 31, 2019 was $697,518 or 13% of revenue as compared to the three months ended December 31, 2018, which had a gross margin of $2,116,977 or 25%. The margin in the fourth quarter of 2019 was strong by sales category, however due to the lack of bus volume fixed costs had a greater negative impact on margin than previous quarters. The Company also incurred a loss on disposal of $116,238 on the sale of two leased buses during the three months ended December 31, 2019, which further eroded the gross margin. These buses had previously been leased to customers and have generated revenue in their years of service in excess of their actual cost to Grande West.

Year Ended December 31, 2019 Earnings Review

	Year ended	Year ended
	December 31, 2019	December 31, 2018
(unaudited)	$	$

Revenue	24,648,170	70,076,720

Gross margin	4,337,976	11,924,317

Net income (loss)	(4,985,409)	948,951

Basic and diluted earnings (loss) per share	(0.07)	0.01

Revenue

During the year ended December 31, 2019, the Company sold 45 Vicinity buses compared to the year ended December 31, 2018 where the Company sold 173 Vicinity buses and leased 7 buses to customers. Revenue from bus sales was $19,936,933 for the year ended December 31, 2019 compared to $65,913,057 for the year ended December 31, 2018. Revenue from the sales of parts and other sources was $4,711,237 for the year ended December 31, 2019 compared to $4,163,663 for the year ended December 31, 2018. Revenue from the sale of parts has increased due to the overall number of Vicinity buses in the marketplace.

Gross Margin

Gross margin for bus sales and other revenue for the year ended December 31, 2019 was $4,337,976 or 18% of revenue as compared to the year ended December 31, 2018, which had a gross margin of $11,924,317 or 17% of revenue. While gross margins remained strong at the category level the total gross margin for 2019 was negatively impacted by fixed costs more than the prior year due to the lower volume of buses sold.

Net Income (Loss)

Net loss for the year ended December 31, 2019 was $4,985,409 compared to the net income for the year ended December 31, 2018 of $948,951. The decrease in net income is a direct result of lower sales volume for buses in 2019 partially offset by savings of $952,052 in stock based compensation and $780,828 in reduced foreign exchange losses in 2019.

Liquidity and Selected Cash Flow Items

	December 31, 2019	December 31, 2018
(unaudited)	$	$

Cash and cash equivalents	757,261	2,732,437

Working capital	12,209,177	16,921,864

Total assets	36,904,961	40,445,904

Non-current financial liabilities	1,633,700	2,404,022

Grande West has working capital of $12,209,177 as of December 31, 2019 compared to working capital at December 31, 2018 of $16,921,864. Working capital has decreased due to the negative results from operations. During the year ended December 31, 2019, 45 buses were delivered to customers. Grande West had a cash and cash equivalents balance of $757,261 as at December 31, 2019 compared to $2,732,437 as at December 31, 2018.

Cash consumed by operating activities after changes in non-cash operating working capital during the year ended December 31, 2019 was $3,776,248 compared to cash provided of $2,049,102 during the year ended December 31, 2018. The decrease of $5,825,350 from the previous year was mainly due to the change in net income and non-cash working capital items.

As at December 31, 2019, financing activities provided cash of $2,056,293 compared to the year ended December 31, 2018, where financing activities consumed cash of $4,100,742.

Financial Instruments

Fair values

The Company’s financial instruments include cash and cash equivalents, restricted cash, trade and other receivables, derivative financial instruments, accounts payable, credit facility, short-term and long-term loans, lease obligations and convertible debt. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature and current market rates for similar financial instruments.

Derivative financial instruments are the only instruments measured at fair value through profit and loss in accordance with IFRS 9 – Financial Instruments, which requires the classification of financial instruments within a hierarchy that prioritizes the inputs to fair value measurement. The Company uses derivative financial instruments to reduce its exposure to risks associated with fluctuations in foreign exchange rates.

Interest Rate and Credit Risk

The Company is exposed to interest rate risk on its bank loans to the extent that its credit facilities are based on Canadian and US prime rates of interests.

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents, restricted cash, and trade and other receivables. To minimize the credit risk, the Company places these instruments with high credit quality financial institutions located in Canada and the United States.

As at December 31, 2019, $3,118,613 of the Company’s trade receivables are considered past due (more than 31 days old), of this amount $1,584,425 has been collected subsequent to year end, $1,382,096 has offsetting accounts payable with the same customer. The remaining $152,092 is expected to be fully collected.

Currency Risk

The Company generates revenues and incurs expenses with customers and suppliers which operate using US dollars and is therefore exposed to the resulting risk from changes in foreign currency exchange rates. In addition, the Company holds financial assets and liabilities in US dollars that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian Dollar relative to the US dollar could have an effect on the Company’s results of operations, financial position and/or cash flows.

The Company uses forward foreign exchange contracts. These instruments are financial contracts whose value depends on foreign currency prices. The use of derivatives allows the transfer, modification and reduction of current and expected foreign exchange risks. These derivative instruments are not designated as hedges for accounting purposes.

The Company enters into foreign exchange forward or option contracts as protection from foreign exchange fluctuation. The contracts are measured at fair value through profit and loss in accordance with IFRS 9 - Financial Instruments, there were no contracts as at December 31, 2019.

At December 31, 2019, the Company had cash of $946,615 (December 31, 2018 - $929,019), accounts receivable of $1,639,942 (December 31, 2018 - $1,446,233) and accounts payable of $2,238,503 (December 31, 2018 - $238,806), which were denominated in US Dollars.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company uses cash to settle its financial obligations as they fall due. The ability to do this relies on the Company collecting its trade receivables in a timely manner and maintaining sufficient cash on hand through debt financing.

The following are the contractual maturities of financial liabilities:

	Carrying Amount $	Contractual Cash Flows $	Within 1 year $	1 to 2 years $	2 to 3 years $	3 to 6 years $
At December 31, 2019
Accounts payable	7,889,908	(7,889,908)	(7,889,908)	—	—	—
Short-term loan	1,351,866	(1,351,866)	(1,351,866)	—	—	—
Credit facility	5,849,682	(5,849,682)	(5,849,682)	—	—	—
Convertible debt & interest	608,637	(637,831)	(637,831)	—	—	—
Other long-term liabilities	614,934	(652,881)	(248,587)	(248,587)	(124,337)	(31,370)

Total	16,315,027	(16,382,168)	(15,977,874)	(248,587)	(124,337)	(31,370)

Sensitivity analysis

The Company’s borrowings under the Credit Facility are at variable rates of interest and expose the Company to interest rate risk. The Company has completed a sensitivity analysis to estimate the impact on comprehensive income which a change in interest rates at and during the year ended December 31, 2019 would have had on the Company. The result of this sensitivity analysis indicates that a 500 basis point increase (decrease) in the prime interest rates would not have a material impact.

The sensitivity analysis includes the assumption that changes in individual foreign exchange rates do not cause foreign exchange rates in other countries to alter.

The result of this sensitivity analysis indicates that a 10% increase (decrease) in the average value of the US Dollar during the period would have resulted in an increase (decrease) in net income of approximately $45,205 (December 31, 2018 – $291,454).

The financial position of the Company may vary at the time that a change in the foreign exchange rate occurs, causing the impact on the Company’s results to be affected accordingly.

Capital Management

The Company’s objectives when managing capital are:

●	to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and
●	to provide an adequate return to shareholders through expansion correspondingly to the level of risk.

The Company considers its share capital, other shareholders’ equity, short-term loans, long-term loans and convertible debt to be its capital. As a part of its loan commitments, the Company is required to obtain authorization from the lender prior to obtaining further loans. The Company’s capital is currently not subject to any other external restrictions except those described in Credit facility (Note 9 of the financial statements).

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares, sell assets, reduce debt or increase its debt. Certain of the Company’s cash amounts have been restricted for the purposes outlined in Note 4 of the financial statements.

Commitments

Refer to note disclosure in the financial statements (Note 22).

Off-Balance Sheet Arrangements

The Corporation has not entered into any off balance sheet arrangements.

Transactions with Related Parties

Expenses incurred to key management are:

	Year ended	Year ended
	December 31, 2019	December 31, 2018
Salaries and Benefits	$1,581,356	$1,767,253
Non-executive directors’ fees	84,364	112,900
Rent (1)	73,700	111,825
Share based payments	416,143	1,571,483
	$2,155,563	$3,563,461

1)	During the year ended December 31, 2019 the Company paid $71,000 in rent to a company owned by a director. $73,700 was recognized as depreciation and interest expense on the lease.

During the year ended December 31, 2018 rent in the amount of $111,825 was paid by the Company to a company with a common director and recognized as rent expense.

Balances with key management and other related parties are:

As at December 31, 2019, included in accounts payable are balances owing to key management or companies controlled by officers of the Company in the amount of $45,939 (December 31, 2018 - $34,841).

All related party balances are non-interest bearing, unsecured and have no fixed terms of repayment and have been classified as current.

Critical Accounting Estimates and Judgements

The preparation of the consolidated financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the consolidated financial statements.

Estimates that have a risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next year are summarized below:

i.     The determination of provision for warranty cost:

The Company offers warranties on the buses it sells. The Company estimates the provision for future warranty claims based on historical warranty claim information, as well as recent trends that might suggest the past results may differ from future warranty claims. The Company does not have a long history of estimating warranty provisions. In addition, the items covered by the Company’s warranty may be subject to interpretation because the warranty items are not specific in all cases, and the warranty demands made by different customers may also vary.

Recent Accounting Pronouncements

Recent accounting pronouncements

i.     Accounting standards adopted during the period

a)    IFRS 16 - Leases

On the adoption of IFRS 16, the Company recognized lease liabilities in relation to leases which had previously been classified as “operating leases” under the principles of IAS 17 – Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 4.7%. The associated lease liability recognized as at January 1, 2019 was $671,113 and was recorded in long-term loans.

The associated right of use assets for the leases were measured at the amount equal to the lease liability. Property and equipment increased by $671,113 on January 1, 2019 as a result.

Segment Information

Allocation of revenues to geographic areas is as follows:

	Year ended	Year ended
	December 31,	December
	2019	31,2018
	$	$
Canada
Bus sales	16,345,483	62,381,579
Spare part sales	3,056,630	2,856,161
Operating lease revenue	754,667	1,099,959

United States
Bus sales	3,591,450	3,531,478
Spare part sales	899,940	207,543
Total	24,648,170	70,076,720

During the year ended December 31, 2019, the Company had bus sales of $8,370,685 and $4,467,460 to two customers representing 34% and 18% of total sales, respectively. During the year ended December 31, 2018, the Company had bus sales of $27,556,584 and $12,689,891 to two customers representing 39% and 18% of total sales, respectively.

Outstanding Share Data

Issued and outstanding as of the date of this report:

76,468,145 common shares

3,640,000 stock options

110,339 deferred share units

1,050,000 warrants

Disclaimer

This document does not form part of any offer of securities or constitute a solicitation of any offer to purchase or subscribe for securities. The sole purpose of this presentation, in paper or electronic form, is strictly for information.